Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 29, 2020

Irene Paik

Christie Wong

Angela Connell

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forma Therapeutics Holdings, Inc.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted May 15, 2020

CIK No. 0001538927

Dear Ms. Paik:

On behalf of our client, Forma Therapeutics Holdings, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Amendment No. 2 Draft Registration Statement”) contained in the Staff’s letter dated May 27, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amendment No. 2 Draft Registration Statement and is publicly filing a revised S-1 Registration Statement (the “S-1 Registration Statement”) together with this response letter. The S-1 Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the S-1 Registration Statement (including exhibits) and four marked copies of the S-1 Registration Statement showing the changes to the Amendment No. 2 Draft Registration Statement confidentially submitted on May 15, 2020.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the S-1 Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the S-1 Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted May 15, 2020

Business

Partnered Programs, page 121

1.

We note your response to our prior comment 9 and reissue the comment in part. Please revise your disclosure regarding the Boehringer Ingelheim agreement to include aggregate payments received to date and aggregate milestone payments receivable.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 122 and 123 of the S-1 Registration Statement in response to the Staff’s comment to include aggregate payments received to date and aggregate milestone payments receivable.

Sincerely, /s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera

cc:	Frank D. Lee, Forma Therapeutics Holdings, Inc.

Jeannette Potts, Forma Therapeutics Holdings, Inc.

Todd Shegog, Forma Therapeutics Holdings, Inc.

William D. Collins, Goodwin Procter LLP

Sarah Ashfaq, Goodwin Procter LLP